SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1 )*

                                 ENDOCARE, INC.
                                ________________
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         _______________________________
                         (Title of Class of Securities)

                                    29264P104
                                 _______________
                                 (CUSIP Number)

                                December 31, 1999
                     ______________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 10 Pages

                                  SCHEDULE 13G

CUSIP No.  29264P104                                          Page 2 of 10 Pages




1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            364,819
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      364,819


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  364,819

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.33%

12       Type of Reporting Person*

                  PN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  29264P104                                          Page 3 of 10 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON CAPITAL, LLC

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            364,819
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      364,819


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  364,819

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    3.33%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  29264P104                                          Page 4 of 10 Pages





1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

2        Check the Appropriate Box If a Member of a Group*

                                    a.  [ ]
                                    b.  [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            729,639
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      729,639


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  729,639

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.66%

12       Type of Reporting Person*

                  OO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  29264P104                                          Page 5 of 10 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  BROWN SIMPSON ASSET MANAGEMENT, LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. [ ]
                                     b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                             5               Sole Voting Power
Number of                                             0
  Shares
Beneficially                 6               Shared Voting Power
  Owned By                                            729,639
    Each
Reporting                    7               Sole Dispositive
    Person                                            0
    With
                             8               Shared Dispositive Power
                                                      729,639


9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                                  729,639

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                       [X]

11       Percent of Class Represented By Amount in Row (9)

                                    6.66%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 6 of 10 Pages



Item 1(a)         Name of Issuer:

                  Endocare, Inc. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  7 Studebaker, Irvine, California 92618

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  (i) Brown Simpson Strategic Growth Fund, L.P., a New York limited partnership ("BSSGF L.P.");

                  (ii) Brown Simpson Capital, LLC, a New York limited liability company ("Brown Simpson Capital");

                  (iii) Brown Simpson Strategic Growth Fund, Ltd., a Cayman Islands corporation ("BSSGF Ltd."); and

                  (iv)     Brown  Simpson  Asset  Management,  LLC,  a New  York
                           limited   liability  company  ("Brown  Simpson  Asset
                           Management").

                  The General Partner of BSSGF L.P. is Brown Simpson Capital. Brown Simpson Asset Management serves as the investment manager to BSSGF Ltd. pursuant to an investment management contract. Each of Mitchell Kaye, James Simpson, Evan Levine and Matthew Brown holds a 23.75% interest in each of Brown Simpson Capital and Brown Simpson Asset Management. Peter Greene holds a 5% interest in each of Brown Simpson Capital and Brown Simpson Asset Management.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of each of BSSGF L.P., Brown Simpson Capital and Brown Simpson Asset Management is Carnegie Hall Tower, 152 West 57th Street, 40th Floor, New York, NY 10019. The address of the principal business office of BSSGF Ltd. is Walkers Attorneys-at-Law, P.O. Box 265GT, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands.

Item 2(c)         Citizenship:

                  i)   BSSGF L.P. is a New York limited partnership;

                  ii) Brown Simpson Capital is a New York limited liability company;

                  iii) BSSGF Ltd. is a Cayman Islands corporation; and

                  iv) Brown Simpson Asset Management is a New York limited liability company.

                                                              Page 7 of 10 Pages



Item 2(d)         Title of Class of Securities:

                            Common Stock, $.001 par value (the "Shares").

Item 2(e)         CUSIP Number:

                            29264P104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                            This Item 3 is not applicable.

Item 4.                    Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of  December  31,  1999,  each  of  the  Reporting
Persons may be deemed the beneficial owner of the following number of Shares:


                           (i)       Each  of  BSSGF  L.P.  and  Brown   Simpson
Capital may be deemed to be the beneficial owner of the 364,819 Shares held for the account of BSSGF L.P. This number assumes conversion of convertible debentures held for the account of BSSGF L.P. into 364,819 Shares.


                           (ii)      Each of BSSGF Ltd. and Brown  Simpson Asset
Management may be deemed to be the beneficial owner of the 729,639 Shares held for the account of BSSGF Ltd. This number assumes conversion of convertible debentures held for the account of BSSGF Ltd. into 729,639 Shares.


Item 4(b)         Percent of Class:

                           (i)       The number of Shares of which each of BSSGF
L.P. and Brown Simpson Capital may be deemed to be the beneficial owner constitutes approximately 3.33% of the total number of Shares outstanding (assuming the conversion of convertible debentures held for the account of BSSGF L.P.).

                           (ii)      The number of Shares of which each of BSSGF
Ltd. and Brown Simpson Asset Management may be deemed to be the beneficial owner constitutes approximately 6.66% of the total number of Shares outstanding (assuming the conversion of convertible debentures held for the account BSSGF Ltd.).

                                                              Page 8 of 10 Pages




Item 4(c)         Number of shares as to which such person has:

     BSSGF L.P.
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   364,819

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      364,819

     Brown Simpson Capital
     ---------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   364,819

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      364,819

     BSSGF Ltd.
     ----------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   729,639

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      729,639

     Brown Simpson Asset Management
     ------------------------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   729,639

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      729,639

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

                                                              Page 9 of 10 Pages


Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                           (i)       The  partners of BSSGF L.P.  have the right
to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF L.P. in accordance with their partnership interests in BSSGF L.P.

                           (ii)      The  shareholders  of BSSGF  Ltd.  have the
right to participate in the receipt of dividends from, or proceeds from the sale of, the securities held by BSSGF Ltd. in accordance with their ownership interests in BSSGF Ltd.

                  BSSGF L.P. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF Ltd. BSSGF Ltd. expressly disclaims beneficial ownership of any Shares, including the securities, held for the account of BSSGF L.P.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 10 of 10 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2000             BROWN SIMPSON STRATEGIC GROWTH FUND, L.P.

                                     By:      Brown Simpson Capital, LLC
                                              Its General Partner

                                              By:  Brown Simpson Partners, LLC
                                                   Its Member

                                                   By:  /S/ PETER D. GREENE
                                                        ------------------------
                                                        Peter D. Greene
                                                        Its Member

Date:  February 14, 2000             BROWN SIMPSON CAPITAL, LLC

                                     By:      Brown Simpson Partners, LLC
                                              Its Member

                                              By:  /S/ PETER D. GREENE
                                                   -----------------------------
                                                   Peter D. Greene
                                                   Its Member

Date:  February 14, 2000             BROWN SIMPSON STRATEGIC GROWTH FUND, LTD.

                                     By:      Brown Simpson Asset Management LLC

                                              By:  Brown Simpson, LLC
                                                   Its Member

                                                   By:  /S/ PETER D. GREENE
                                                        ------------------------
                                                        Peter D. Greene
                                                        Its Member

Date:  February 14, 2000             BROWN SIMPSON ASSET MANAGEMENT LLC

                                     By:      Brown Simpson, LLC
                                              Its Member

                                              By:  /S/ PETER D. GREENE
                                                   -----------------------------
                                                   Peter D. Greene
                                                   Its Member